Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer Series Trust IV

Registration Statement on Form N-14

(File No.        )

Ladies and Gentlemen:

On behalf of our client, Pioneer Series Trust IV (the “Registrant”), a Delaware statutory trust, we are hereby filing a combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to the proposed reorganization of Pioneer Securitized Income Fund, a closed-end interval fund, with and into Pioneer Securitized Income Fund, a new open-end series of the Registrant.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on May 13, 2021 pursuant to Rule 488.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz